



New York Stock Exchange
11 Wall Street
New York, NY 10005

February 14, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of SIMPLIFY EXCHANGE TRADED FUNDS, under the Exchange Act of 1934:

- Simplify Aggregate Bond PLUS Credit Hedge ETF
- Simplify High Yield PLUS Credit Hedge ETF

Sincerely,